UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                           BioSafe International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    090932104
                      ------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
                                  617-283-8500
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       (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 26, 1997
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             (Date of Event which Requires filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  090932104   |                          |   Page  2  of  10  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  DDJ Capital Management, LLC                                        |
|        |  04-3300754                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  OO                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 17,777,778                               |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 17,777,778                               |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 17,777,778                                                          |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 50.16%                                                              |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | OO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  090932104   |                          |   Page  3  of  10  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  DDJ Capital III, LLC                                               |
|        |  04-3317544                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  OO                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 17,777,778                               |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 17,777,778                               |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 17,777,778                                                          |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 50.16%                                                              |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | OO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  090932104   |                          |   Page  4  of  10  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  B III Capital Partners, L.P.                                       |
|        |  04-3341099                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 17,777,778                               |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 17,777,778                               |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 17,777,778                                                          |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 50.16%                                                              |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

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CUSIP NO. 090932104                                           Page 5 of 10 Pages
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         Item 1.  Security and Issuer:

         This statement relates to shares of the common stock , par value of $.001 per share, (the "Shares") of BioSafe International, Inc., a Nevada corporation, (the "Company"). The principal executive offices of the Company are located at 10 Fawcett Street, Cambridge, MA 02138.

         Item 2.  Identity and Background:

         This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Capital III, LLC, a Delaware limited liability company ("DDJ III") and B III Capital Partners, L.P., a Delaware limited partnership ("Fund"). Each of DDJ III and the Fund shall be collectively referred to as the "DDJ Affiliates". DDJ III is the general partner of, and DDJ is the investment manager for the Fund.

         The Shares described herein are owned by the Fund. The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

         The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

                                  Schedule 13D

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CUSIP NO. 090932104                                           Page 6 of 10 Pages
--------------------------------------------------------------------------------

         Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         Item 3.  Sources and Amount of Funds or Other Consideration:

         On June 26, 1997, the Fund purchased 50,000 Shares of Series A Convertible Preferred Stock (the "Preferred Stock") through a private placement transaction for cash in the amount of $5,000,000.00. Pursuant to the terms of the Preferred Stock, the shares of Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully-paid and non-assessable Shares of Common Stock. The 17,777,778 Shares of Common Stock reported herein represent all the Shares into which the shares of the Preferred Stock may convert.

         Item 4.  Purpose of Transaction:

         The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Fund. DDJ and the DDJ Affiliates may continue to have the Fund purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fund.

         DDJ and the DDJ Affiliates intend to review continuously the equity position of the Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

                                  Schedule 13D

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CUSIP NO. 090932104                                           Page 7 of 10 Pages
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         Except as set forth in Item 6, none of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iii) any change in the Company's charter or bylaws, (iv) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (v) any similar action.

         Pursuant to the Certificate of Designation of a Series of Preferred Stock of the Company that was filed as an exhibit to the Company's Form 8-K dated June 26, 1997 as filed with the Securities and Exchange Commission, the holders of the Preferred Stock will have the right to vote together as a single class to elect four directors, two of which may be designated by the Fund, so long as the Fund holds 30,000 or more shares of the Preferred Stock. In the event that the Fund owns fewer than 30,000 shares of Preferred Stock, the Fund shall be entitled to designate one director. In the event that the Fund owns fewer than 15,000 shares of Preferred Stock, the Fund shall not be entitled to designate a director.

         Item 5.  Interest in Securities of Issuer:

         (a) The Fund owns, and DDJ III and DDJ beneficially own as general partner and investment manager, respectively, of the Fund 17,777,778 Shares (assuming conversion of all of its Preferred Stock, see Item 3), or approximately 50.16% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

                                  Schedule 13D

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CUSIP NO. 090932104                                           Page 8 of 10 Pages
--------------------------------------------------------------------------------


         (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

         (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the purchase of the shares of Preferred Stock, the Fund has agreed to vote its shares of Preferred Stock in favor of a reverse stock split with respect to the shares of Common Stock of the Company. The Company has stated that it expects to bring the reverse stock split to its stockholders for a vote at its 1997 Annual Meeting.

         Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.


         Item 7.  Material to be filed as Exhibits:

         Not Applicable.

                                  Schedule 13D

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CUSIP NO. 090932104                                           Page 9 of 10 Pages
--------------------------------------------------------------------------------


                                   Signature:
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/ Judy K. Mencher
     ------------------------
         Judy K. Mencher
         Member

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 090932104                                          Page 10 of 10 Pages
--------------------------------------------------------------------------------


                                   SCHEDULE A
                                   ----------

         The name and present principal occupation or employment of each executive officer of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address. All of the persons listed below are U.S. citizens.


NAME                           PRINCIPAL OCCUPATION OR EMPLOYMENT
----                           ----------------------------------

Daniel G. Harmetz              Principal of DDJ Capital Management, LLC

David J. Breazzano             Principal of DDJ Capital Management, LLC

Judy K. Mencher                Principal of DDJ Capital Management, LLC